FORM 27
MATERIAL CHANGE REPORT

SECTION 75(2) OF SECURITIES ACT (ONTARIO),
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
SECTION 118(1) OF SECURITIES ACT (ALBERTA),
SECTION 67(1) OF SECURITIES ACT (BRITISH COLUMBIA),
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
SECTION 76(2) OF SECURITIES ACT (NEWFOUNDLAND).

Item One - Reporting Issuer

NovaGold Resources Inc.
PO Box 2020, 48 Gerrish Street
Windsor NS B0N 2T0

Item Two - Date of Material Change

March 15, 2002

Item Three - Press Release

The attached press release was issued in Vancouver, British Columbia.

Item Four - Summary of Material Change

On March 15, 2002, NovaGold Resources Inc. announced that following an independent geological analysis in January that doubled the contained gold estimates at the Donlin Creek gold project in Alaska, a new preliminary independent economic assessment confirms the NovaGold Resources Inc. project may be developed into a major new gold producer that, with additional exploration and engineering work, would produce one million ounces of gold per year.

Item Five - Full Description of Material Change

On March 15, 2002, NovaGold Resources Inc. announced that following an independent geological analysis in January that doubled the contained gold estimates at the Donlin Creek gold project in Alaska, a new preliminary independent economic assessment confirms the NovaGold Resources Inc. project may be developed into a major new gold producer that, with additional exploration and engineering work, would produce one million ounces of gold per year.

Written by independent engineering firm MRDI Canada, a division of AMEC E&C Services Limited of Vancouver, the Preliminary Economic Assessment of the Donlin Project — the first in a series of development studies — forecasts the viable economics of a conventional open-pit mining operation. AMEC, a 40-year veteran of mine development in Alaska and the Canadian

North, based its estimates on the operating and capital costs of similar projects.

A sensitivity analysis was also completed to determine the economic effects of changes to capital and operating costs and gold price. The Donlin Creek study is intended to define the operating cost parameters and scale of the operation, and thereby direct the future Preliminary Feasibility detailed engineering work and exploration drilling.

NovaGold is finalizing plans to begin a Preliminary Feasibility program in April. The program will include in-fill delineation drilling to upgrade the Inferred resources to the Measured and Indicated categories. The program will also expand the current resource with particular focus on developing near surface high-grade +5 g/t gold resources and continuing engineering and environmental studies as part of the permitting process.

NovaGold plans to spend $8 million on the upcoming program to complete the Preliminary Feasibility and to earn its 70% interest in the project from Placer Dome by the end of 2002. NovaGold projects revenues of $10 million this year from its construction aggregate, gold royalties and land development operations in Nome, Alaska.

Preliminary Economic Assessment Summary Results

In evaluating the Donlin Creek project, AMEC engineers used a base case scenario with the current measured, indicated and inferred resource using a 2 g/t gold cut-off grade from a 20,000 tonne per day (t/d) conventional open-pit mine operation.

Also assessed were two target scenarios that include the identification of an additional 21.5 million tonnes of near surface mineralization grading greater than 5 g/t gold. The first target scenario used the same 20,000 t/d production level as the base case. The second target scenario used a reduced initial capital investment through a scaled production rate that starts at 8,000 t/d and expands to 20,000 t/d by the end of the third year of production. A table was included.

Financial Analysis

The analysis indicates that Donlin Creek could generate a pre-tax rate of return in the range of 15.6% to 25.3%, according to the Preliminary Economic Assessment that evaluated the capital costs, operating and processing costs, taxes and royalties for the project. This dramatic improvement in the project economics over previous studies is primarily due to the increased overall size and grade of the gold resource outlined by NovaGold’s 2001 exploration program. A sensitivity analysis on the project shows that the rate of return is most sensitive to changes in the gold price followed by changes to the operating costs and then to changes in capital costs. A table was included.

Conclusion and Recommendations from the Preliminary Economic Assessment

Conclusions of the AMEC Preliminary Assessment report for the Donlin Creek project confirm that the Donlin Creek property contains a substantial resource that, with additional exploration and concept development, may be developed into a major new gold producer.

The drilling completed by NovaGold and the reinterpretation of the geology of the deposits has improved the size and grade, and thus the value of the project from previous assessments. The study demonstrates the positive impact of the near surface, high-grade deposits. Continued exploration success should add additional value to the project.

While significant metallurgical testwork has been completed, there are a number of opportunities to enhance the operation of the process plant. These include evaluating means of enhancing gold recovery from sediment-hosted mineralization and optimizing the grind size, flotation recovery, leaching recovering continuum. The report also recommends further examination of shipping a high-grade gold concentrate for off-site treatment. This would dramatically reduce capital costs and may reduce total operating costs.

Further work should investigate the use of low-cost bio-oxidation heap leaching that could result in recovery of gold from in-pit below cut-off low grade resources (0.5 to 2.0 g/t), potentially increasing the overall recoverable in-pit resources by several million ounces.

This Preliminary Assessment includes the use of inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. Inferred gold resources will require further exploration to upgrade them to the higher Measured and Indicated categories. Currently, the grade of the measured category resource is as much as 10% higher than the grade of the Indicated and Inferred resource categories. The upcoming 25 meter by 25 meter in-fill drill program is expected to increase the overall definition and grade of the deposit through upgrading additional resources to the measured category.

The Preliminary Assessment was completed under the direction of Stephen Hodgson, P.Eng., technical director of mining for AMEC, an independent Qualified Person as defined by National Instrument 43-101. AMEC has completed a detailed Technical Report for this study which is available for review at www.sedar.com.

2002 Donlin Creek Gold Resource Estimates

The updated resource estimate for the Donlin Creek gold deposit was prepared in January 2002 by MRDI of Vancouver. This updated estimate incorporates all data obtained from the sampling and drilling programs on the project through November 2001. The new resource estimates use a re-interpreted 3D geologic and mineralization model. The re-interpretation is based on extensive re-logging and 3D modeling. The resources are estimated using a probability assisted method with a total of 122,231 meters (401,020 feet) of sampling. The sampling is comprised of 87,571 meters (287,306 feet) of core samples in 361 drill holes, 13,323 meters (43,711 feet) of reverse circulation samples in 117 drill holes and 21,337 meters (70,000 feet) of surface trench samples. Consistent sample protocols using standards, duplicates, blanks and check assays have been used on the project since 1995.

Dr. Stephen Juras, P.Geo., MRDI’s chief geologist in Vancouver, supervised the data verification and resource estimate updates. Dr. Juras is a Qualified Person as defined by National Instrument 43-101. MRDI has completed a technical report detailing the resource estimate parameters which is available for review at www.sedar.com. A table was included.

Gold Metallurgy and Processing Summary

Comprehensive metallurgical test work including bench-scale grinding, flotation, pressure oxidation, bio-oxidation and carbon-in-leach (CIL) cyanidation recovery has been completed by several independent labs and reviewed by AMEC. Results from metallurgical test work and mineralogical examination demonstrate that 95%-98% of the gold is contained in the finer grained arsenopyrite mineralization at Donlin Creek. Gold recoveries in excess of 90%-95% are achievable by using a grind size of P80 60 µm followed by conventional sulfide flotation concentration, pressure oxidation of the concentrate and CIL cyanidation for gold recovery. Potential remains to further improve the overall gold recoveries through process optimization, which will be the focus of additional future metallurgical work.

Donlin Creek Project Summary

Donlin Creek is one of the largest undeveloped gold deposits in the world. The deposit is located in Southwestern Alaska on 109 square kilometers (42 square miles) of private patented land. The project is 19 km (12 miles) north of a commercial barge site on the Kuskokwim River at the village of Crooked Creek, Alaska. A State of Alaska designated winter road connects the project to the barge site. The project has an all-season exploration camp for up to 75 people with an adjacent 1,500 meter (5,000 ft) runway that is directly serviced by commercial aircraft as large as the C-130 Hercules freighter.

NovaGold will earn a 70% interest in the deposit by spending US$10 million on exploration and development within 10 years. NovaGold intends to complete its earn-in expenditures by the end of 2002 as part of the preliminary feasibility and project development work. Upon vesting by NovaGold, a joint venture between NovaGold and Placer Dome would be established, and Placer Dome would have 90 days to decide on one of three options: a) to remain at 30% interest and participate as a minority partner; or b) to convert to a 5% Net Profits Interest (NPI); or c) to exercise a back-in right to re-acquire a majority interest in the project (70% Placer Dome / 30% NovaGold) by expending three times that expended by NovaGold at the time the back-in is exercised, conducting a feasibility study, and making a decision to mine at a production rate of not less than 600,000 ounces of gold per year within a five year period from the exercise of the back-in.

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold has strong cash flow from its operations in Nome, Alaska, has no debt, and has one of the largest gold resource bases of any junior mining company. NovaGold was the top performing stock on the Toronto Stock Exchange (symbol NRI) in 2001. The company also trades on the US OTC (symbol NVGLF). Financial reports and other information are available at www.novagold.net.

Forward-Looking Statements

This press release includes certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and resources, exploration results and future plans and objectives of NovaGold Resources Inc., are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold expectations are disclosed under the heading “Risk Factors” and elsewhere in NovaGold documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

Item Six - Reasons for Confidential Filing

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Senior Officer

Glenn A. Holmes, Secretary/Treasurer, (902) 798-9701

Item Nine - Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Executed this 20th day of March, 2002 at Windsor, Nova Scotia by Glenn A. Holmes, Secretary/Treasurer.

News Release	Toronto Stock Exchange: NRI U.S. OTC Symbol: NVGLF

Donlin Study Indicates 1 Million Ounces Per Year Gold Production

March 15, 2002, Vancouver – Following an independent geological analysis in January that doubled the contained gold estimates at the Donlin Creek gold project in Alaska, a new preliminary independent economic assessment confirms the NovaGold Resources Inc. project may be developed into a major new gold producer that, with additional exploration and engineering work, would produce one million ounces of gold per year.

Written by independent engineering firm MRDI Canada, a division of AMEC E&C Services Limited of Vancouver, the Preliminary Economic Assessment of the Donlin Project — the first in a series of development studies — forecasts the viable economics of a conventional open-pit mining operation. AMEC, a 40-year veteran of mine development in Alaska and the Canadian North, based its estimates on the operating and capital costs of similar projects.

A sensitivity analysis was also completed to determine the economic effects of changes to capital and operating costs and gold price. The Donlin Creek study is intended to define the operating cost parameters and scale of the operation, and thereby direct the future Preliminary Feasibility detailed engineering work and exploration drilling.

“As a result of the 2001 exploration efforts by NovaGold that significantly increased the near surface high-grade gold mineralization at Donlin, this report shows a dramatic improvement in the project economics over previous studies,” says Stephen Hodgson, P.Eng., technical director of mining for AMEC. “There remain significant opportunities to further enhance the economics of the project with additional improvement in overall gold recovery, further expansion of near surface high-grade mineralization, pit slope optimization, and possible use of bio-oxidation heap leaching of in-pit below cut-off low grade mineralization.”

“With the initiation in April of the first phase of the Preliminary Feasibility Study and exploration drilling, we are confident we will continue to increase the overall grade and define additional near surface high-grade gold mineralization that will further improve the project’s economics,” says Rick Van Nieuwenhuyse, president of NovaGold. “This study shows that Donlin Creek has the potential to join the ranks of only a handful of one million ounce a year producing mines world wide.”

NovaGold is finalizing plans to begin a Preliminary Feasibility program in April. The program will include in-fill delineation drilling to upgrade the Inferred resources to the Measured and Indicated categories. The program will also expand the current resource with particular focus on developing near surface high-grade +5 g/t gold resources and continuing engineering and environmental studies as part of the permitting process.

NovaGold plans to spend $8 million on the upcoming program to complete the Preliminary Feasibility and to earn its 70% interest in the project from Placer Dome by the end of 2002. NovaGold projects revenues of $10 million this year from its construction aggregate, gold royalties and land development operations in Nome, Alaska.

Preliminary Economic Assessment Summary Results

In evaluating the Donlin Creek project, AMEC engineers used a base case scenario with the current measured, indicated and inferred resource using a 2 g/t gold cut-off grade from a 20,000 tonne per day (t/d) conventional open-pit mine operation.

Also assessed were two target scenarios that include the identification of an additional 21.5 million tonnes of near surface mineralization grading greater than 5 g/t gold. The first target scenario used the same 20,000 t/d production level as the base case. The second target scenario used a reduced initial capital investment through a scaled production rate that starts at 8,000 t/d and expands to 20,000 t/d by the end of the third year of production.

Project Economic Parameter Summary
		Base Case	Scenario 1	Scenario 2
Plant throughput	t/d	20k	20k	8k to 20k
Mine Life	Yrs	14	17	18
Ore Tonnage	Mt	95.9	117.4	117.5
Initial 5 years average grade	g/t	4.90	5.20	5.29
Grade (life of mine)	g/t	3.78	3.83	3.83
Initial 5 years average annual	Oz/yr	1,056,000	1,133,000	743,000
gold production
Total recovered gold	oz	10,368,000	13,150,000	13,306,000
Initial 5 years gold recovery	%	91.8%	92.9%	93.6%
Gold recovery (life of mine)%		89.0%	90.8%	91.9%
Strip ratio		5.9	5.7	5.0
Cut-off grade	g/t	2.0	2.0	2.0
Initial capital cost (millions)		$522.5M	525.0M	328.3M
15% contingency (millions)		$79.6M	80.0M	49.8M
Total (millions)		$602.1M	604.9M	378.2M
Operating Cost ($/t milled)
Mining	$/t	3.88	3.99	3.98
Processing	$/t	9.37	9.37	9.56
G&A	$/t	4.19	4.19	4.40
Total	$/t	17.44	17.55	17.94
Cash operating cost	$/oz	166.57	161.90	163.63
Total cash cost	$/oz	175.48	172.87	177.52
Total production cost	$/oz	241.87	226.00	230.28

Note: The Scenario 2 expansion case requires an additional $177 million capital expenditure over Years 2 & 3 to expand the mill rate from 8,000 t/d to 20,000 t/d. Source: AMEC.

Financial Analysis

The analysis indicates that Donlin Creek could generate a pre-tax rate of return in the range of 15.6% to 25.3%, according to the Preliminary Economic Assessment that evaluated the capital costs, operating and processing costs, taxes and royalties for the project. This dramatic improvement in the project economics over previous studies is primarily due to the increased overall size and grade of the gold resource outlined by NovaGold’s 2001 exploration program. A sensitivity analysis on the project shows that the rate of return is most sensitive to changes in the gold price followed by changes to the operating costs and then to changes in capital costs.

Financial Analysis and Gold Price Sensitivity
Gold Price			Base Case	Scenario 1	Scenario 2
$300	Pre-tax DCFROR*	%	15.6%	19.5%	14.7%
	After-tax DCFROR	%	10.7%	14.3%	10.2%
	Net Present Value (0%)		$401.9M	681.1M	595.6M
	Net Present Value (5%)		$164.7M	326.2M	209.4M
	Payback Period	Yrs	5.2	4.7	7.4
$325	Pre-tax DCFROR		20.6%	24.2%	18.3%
	After-tax DCFROR		14.7%	17.6%	13.0%
	Net Present Value (0%)		$579.3M	884.1M	794.0M
	Net Present Value (5%)		$291.3M	461.8M	332.9M
	Payback Period	Yrs	4.4	4.1	6.5
$350	Pre-tax DCFROR		25.3%	28.7%	21.6%
	After-tax DCFROR		17.9%	20.6%	15.3%
	Net Present Value (0%)		$738.7M	1,082.6M	976.4M
	Net Present Value (5%)		$403.7M	594.7M	446.3M
	Payback Period	Yrs	3.8	3.6	5.9
Note: * DCFROR = Discounted Cash Flow Rate of Return      Source: AMEC

Conclusion and Recommendations from the Preliminary Economic Assessment

Conclusions of the AMEC Preliminary Assessment report for the Donlin Creek project confirm that the Donlin Creek property contains a substantial resource that, with additional exploration and concept development, may be developed into a major new gold producer. The drilling completed by NovaGold and the reinterpretation of the geology of the deposits has improved the size and grade, and thus the value of the project from previous assessments. The study demonstrates the positive impact of the near surface, high-grade deposits. Continued exploration success should add additional value to the project.

While significant metallurgical testwork has been completed, there are a number of opportunities to enhance the operation of the process plant. These include evaluating means of enhancing gold recovery from sediment-hosted mineralization and optimizing the grind size, flotation recovery, leaching recovering continuum. The report also recommends further examination of shipping a high-grade gold concentrate for off-site treatment. This would dramatically reduce capital costs and may reduce total operating costs.

Further work should investigate the use of low-cost bio-oxidation heap leaching that could result in recovery of gold from in-pit below cut-off low grade resources (0.5 to 2.0 g/t), potentially increasing the overall recoverable in-pit resources by several million ounces. This Preliminary Assessment includes the use of inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. Inferred gold resources will require further exploration to upgrade them to the higher Measured and Indicated categories. Currently, the grade of the measured category resource is as much as 10% higher than the grade of the Indicated and Inferred resource categories. The upcoming 25 meter by 25 meter in-fill drill program is expected to increase the overall definition and grade of the deposit through upgrading additional resources to the measured category.

The Preliminary Assessment was completed under the direction of Stephen Hodgson, P.Eng., technical director of mining for AMEC, an independent Qualified Person as defined by National Instrument 43-101. AMEC has completed a detailed Technical Report for this study which is available for review at www.sedar.com.

2002 Donlin Creek Gold Resource Estimates

The updated resource estimate for the Donlin Creek gold deposit was prepared in January 2002 by MRDI of Vancouver. This updated estimate incorporates all data obtained from the sampling and drilling programs on the project through November 2001. The new resource estimates use a re-interpreted 3D geologic and mineralization model. The re-interpretation is based on extensive re-logging and 3D modeling. The resources are estimated using a probability assisted method with a total of 122,231 meters (401,020 feet) of sampling. The sampling is comprised of 87,571 meters (287,306 feet) of core samples in 361 drill holes, 13,323 meters (43,711 feet) of reverse circulation samples in 117 drill holes and 21,337 meters (70,000 feet) of surface trench samples. Consistent sample protocols using standards, duplicates, blanks and check assays have been used on the project since 1995.

Dr. Stephen Juras, P.Geo., MRDI’s chief geologist in Vancouver, supervised the data verification and resource estimate updates. Dr. Juras is a Qualified Person as defined by National Instrument 43-101. MRDI has completed a technical report detailing the resource estimate parameters which is available for review at www.sedar.com.

The Donlin Creek updated resource estimates are as follows:

3.5 g/t cut off grade
Resource	Tonnes	Grade	Contained
Category	(Millions)	Gold g/t	Ounces
Measured	2.225	5.36	383,000
Indicated	24.705	5.04	4,002,000
Total M&I:	26.930	5.06	4,385,000
Inferred	36.806	5.22	6,183,000
2.0 g/t cut off grade
Resource	Tonnes	Grade	Contained
Category	(Millions)	Gold g/t	Ounces
Measured	5.054	3.84	623,000
Indicated	68.917	3.49	7,732,000
Total M&I:	73.971	3.51	8,347,000
Inferred	92.433	3.66	10,877,000

Notes: (1) Tonnes and Contained Ounces are rounded to the nearest 1,000.

Gold Metallurgy and Processing Summary

Comprehensive metallurgical test work including bench-scale grinding, flotation, pressure oxidation, bio-oxidation and carbon-in-leach (CIL) cyanidation recovery has been completed by several independent labs and reviewed by AMEC. Results from metallurgical test work and mineralogical examination demonstrate that 95%-98% of the gold is contained in the finer grained arsenopyrite mineralization at Donlin Creek. Gold recoveries in excess of 90%-95% are achievable by using a grind size of P80 60 µm followed by conventional sulfide flotation concentration, pressure oxidation of the concentrate and CIL cyanidation for gold recovery. Potential remains to further improve the overall gold recoveries through process optimization, which will be the focus of additional future metallurgical work.

Donlin Creek Project Summary

Donlin Creek is one of the largest undeveloped gold deposits in the world. The deposit is located in Southwestern Alaska on 109 square kilometers (42 square miles) of private patented land. The project is 19 km (12 miles) north of a commercial barge site on the Kuskokwim River at the village of Crooked Creek, Alaska. A State of Alaska designated winter road connects the project to the barge site. The project has an all-season exploration camp for up to 75 people with an adjacent 1,500 meter (5,000 ft) runway that is directly serviced by commercial aircraft as large as the C-130 Hercules freighter.

NovaGold will earn a 70% interest in the deposit by spending US$10 million on exploration and development within 10 years. NovaGold intends to complete its earn-in expenditures by the end of 2002 as part of the preliminary feasibility and project development work. Upon vesting by NovaGold, a joint venture between NovaGold and Placer Dome would be established, and Placer Dome would have 90 days to decide on one of three options: a) to remain at 30% interest and participate as a minority partner; or b) to convert to a 5% Net Profits Interest (NPI); or c) to exercise a back-in right to re-acquire a majority interest in the project (70% Placer Dome / 30% NovaGold) by expending three times that expended by NovaGold at the time the back-in is exercised, conducting a feasibility study, and making a decision to mine at a production rate of not less than 600,000 ounces of gold per year within a five year period from the exercise of the back-in.

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold has strong cash flow from its operations in Nome, Alaska, has no debt, and has one of the largest gold resource bases of any junior mining company. NovaGold was the top performing stock on the Toronto Stock Exchange (symbol NRI) in 2001. The company also trades on the US OTC (symbol NVGLF). Financial reports and other information are available at www.novagold.net.

Forward-Looking Statements

This press release includes certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and resources, exploration results and future plans and objectives of NovaGold Resources Inc., are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold expectations are disclosed under the heading “Risk Factors” and elsewhere in NovaGold documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For more information on NovaGold contact:

Rick Van Nieuwenhuyse, President & CEO
Los Gatos, California, USA
(907) 223-8883
E-mail: RickVann@NovaGold.net

Greg Johnson, Vice President, Corporate Development
Newcastle, Washington, USA
(907) 227-3963
E-mail: Greg.Johnson@NovaGold.net

Tony Hayes, Investor Relations
Toronto, Ontario, Canada
(416) 368-0882; Toll Free 1 (866) 243-1059
E-mail: Tony.Hayes@NovaGold.net